Exhibit 10.29

Description of Bonus Program

On March 17, 2005, the Compensation Committee of the Board approved a bonus program pursuant to which the registrant’s executive officers, senior employees and other employees would be eligible to be paid incentive compensation for 2005. Employees below the director level would be eligible to participate in an available bonus pool equal to 5% of the aggregate salaries for all such employees to be allocated among such employees at the discretion of the officers of the registrant.

For executive officers, vice presidents and director-level employees, the bonus program provides for an incentive cash compensation target equal to a percentage of each such participant’s base salary as follows:

Title	Target Percentage of Base Salary
Chief Executive Officer and Executive Vice President, Sales and Marketing	50%
Chief Financial Officer, Chief Scientific Officer and Chief Medical Officer	35%
Vice Presidents	25%
Director-level employees	15%

Under the bonus program, after the completion of the 2005 fiscal year, each such participant will be eligible for a bonus that will be equal to an amount from 0 to 150% of the applicable target amount based on the level of achievement of specific criteria. These criteria include the achievement of total revenue and maximum cash burn targets and MassARRAY system sales and product launch milestones, completion of specified compliance objectives, and other criteria the disclosure of which would reveal confidential business information and plans of the registrant.